COMPANY PURCHASE AGREEMENT

THIS COMPANY PURCHASE AGREEMENT ("**Agreement**") is made as of the April 1th, 2019, (the "**Signing Date**") between iQSTEL Inc. a Public trade Company OTC Pink: ticker symbol "IQST", whose address is 300 Aragon Avenue, Suite 375, Coral Gables, Florida 33134, United States, ("**Buyer**") and Ralf Köhler, Neuhausweg 5, 8810 Horgen, Switzerland, ("**Seller**") regarding the acquisition of 51% of the shares in SwissLink Carrier AG .

RECITALS:

A. Seller is the registered and beneficial owner of all the issued and outstanding shares in the capital stock ("**Shares**") of SwissLink Carrier AG, a Swiss corporation, domiciled at Schochenmühlestrasse 4, 6340 Baar, Switzerland, CHE-168.313.429 ("**Company**").

B. Buyer desires to purchase, and Seller desires to sell 51% of the outstanding shares in the capital stock of the Company and the "**Additional Assets**" (as defined in clause 2) pursuant to the terms and provisions of this Agreement.

C. Ralf Köhler has lent to the Company the amount of TWO HUNDRED THOUSAND SWISS FRANCS (CHF 200,000.00), as documented in **Exhibit I**. This amount is the only liability Company has with Ralf Köhler. This amount shall be returned to Ralf Köhler within two (2) years after the Signing Date of the document in **Exhibit I**. The terms and conditions of the loan as well as the payment terms are established in **Exhibit I** as well as the bank deposit certificate into the Company's bank account.

IN CONSIDERATION of the mutual covenants, agreements, representations, and warranties contained in this Agreement the parties agree as follows:

1. PURCHASE AND SALE. Subject to terms and conditions of this Agreement, the Letter of Intent ("**LOI**") signed between Seller and Buyer on December 3rd, 2018 and upon the basis of the covenants, representations and warranties of Seller and Buyer as set forth below, Seller agrees to sell to Buyer and Buyer agrees to purchase from Seller fifty one percent (51%) of the issued and outstanding Shares in the capital stock of the Company and the Additional Assets. Based on the increase of the Company's business, the Seller and the Buyer have agreed to adjust the Purchase Price indicated in the LOI, from November 2018 to the present date. The new adjusted and agreed price for the purchase and sale of 51% of the outstanding shares in the capital stock of the Company is net FIVE HUNDRED THOUSAND DOLLARS (US$ 500,000.00) (the "**Company Purchase Price**"). This payment of FIVE HUNDRED THOUSAND DOLLARS (US$ 500,000.00) will be made to the Seller as follows:

A. FIFTY THOUSAND US DOLLARS (US$ 50,000.00) by electronic transfer at signing of this Agreement, i.e. at Signing Date.

B. FOUR HUNDRED FIFTY THOUSAND US DOLLARS ($ 450,000.00) in the form of Buyer's common stock shares publicly listed under OTC Markets ticker symbol OTC:IQST ("**iQSTEL Shares**") at Closing Date of this agreement. The amount of newly issued common shares to be issued to Seller will be 187,500 based on a price per share of $2.40 per Share.

WHEREAS,

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The term "**Dollars**" or "**$**" or "**US$**", as used in this Agreement, is defined to be lawful United States currency.

2. **DESCRIPTION OF ASSETS OF COMPANIES.** On the Closing Date, the Total Assets will include all the operating assets of the Business, as at the close of business on the day prior to the Closing Date (the "**Inspection Date**"), with the exception only of changes made in the ordinary course of business, including, without limitation the ones described in **Exhibit E,** attached hereto and made a part hereof.

All Exhibits referred to in this Agreement will be completed, and copies delivered to Buyer as soon as possible after the Signing, with the exception of those Exhibits which are to be attached on the Closing Date. The obligation of Buyer to consummate the transactions referred to herein is expressly subject to and conditioned on the delivery of all such Exhibits in complete form, and the approval and satisfaction of Buyer with respect to the matters disclosed thereon.

All assets used in Company's business that are personally owned by Seller are collectively referred to as the "**Additional Assets**"; all assets owned by Company are collectively referred to as the "**Assets**"; and the Additional Assets and the Assets are collectively referred to as the "**Total Assets**". The business carried on by Company is referred to as the "**Business**".

3. **ASSIGNMENT OF SHARES AND ADDITIONAL ASSETS.** Subject to the terms of this Agreement, Seller will deliver to Buyer at Closing Date an assignment declaration evidencing the transfer of Shares, together with deeds to all real estate, and title to any other assets included in the Additional Assets, against payment of the Purchase Price as detailed in clause 1 above.

On the Closing Date, title to the Additional Assets will be free and clear of all encumbrances. Possession of the Additional Assets will be given to Buyer as of 12:01 a.m. on the Closing Date.

4. **TRANSFER AND ASSIGNMENT OF LOAN TO BUYER.** Seller hereby agrees to assign and transfer 51% of the loan by CHF 1,937,077 (as per 31 December 2018) granted by Seller to Company and currently outstanding as listed in **EXHIBIT A** and **EXHIBIT G** hereto ("**Shareholder Loan**"), including all interest and interest on interest, to the extent applicable, to Buyer, in full.

The total purchase price (the "**Loan Purchase Price**") for 51% of the Shareholder Loan shall amount to CHF 0.51. Buyer shall pay CHF 0.51 at Signing Date, by electronic transfer together with the payment according to clause 1. A.

After Closing Date, Seller and Buyer shall mutually agree on any transaction, distribution or other action regarding the Shareholder Loan.

5. **REPRESENTATIONS AND WARRANTIES OF SELLER.** Seller represents and warrants to Buyer as follows, and acknowledges and confirms that Buyer is relying upon such representations and warranties in connection with the purchase of the Shares and the Additional Assets:

(a) Incorporation and Share Capital. Company is duly incorporated under the laws of Switzerland, is not a public company, is a valid and subsisting company in good standing under the laws of

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Switzerland, and has at all times been domiciled in Baar, Kanton Zug for the purposes of all applicable income tax legislation. All company´s information such as registration certificate, By Laws, financial statements and bank account information is described in **Exhibit A**

The authorized capital of Company is ONE HUNDRED THOUSAND SWISS FRANCS (CHF 100,000.00) fully paid and non-assessable. Seller is the registered and beneficial owner of the Shares.

There are no issued shares in the capital stock of Company other than the Shares. The Shares are fully paid and non-assessable. No person, firm or corporation other than Buyer has any agreement or option or a right capable of becoming an agreement or option for the purchase, subscription or issuance of any of the issued or unissued shares in the capital stock of Company or to direct the voting or disposition of the Shares. There are no shareholders or other agreements affecting the Shares or Seller's ability to transfer the Shares to Buyer.

Seller is the owner, beneficially and of record, of the Shares, free of any liens, encumbrances, security agreements, equities, options, claims, charges and restrictions. Seller has the right and authority to enter into this Agreement on the terms and conditions set forth in it, and has full power to transfer the legal and beneficial ownership of the Shares to Buyer without giving notice to, making any filing with, or obtaining the consent or approval of any other person or governmental authority.

(b) Assets. Company owns and possesses, and has good and marketable title to the Assets and Seller owns and possess, and has good and marketable title to the Additional Assets. The assets and receivable accounts to carriers are listed in the **Exhibit E** to this Agreement include all the assets of Company and all of the assets used in, or necessary for, the Business. The property and leased property are in good operating condition and repair, and sound structural condition, free and clear of any material defects, or any restrictions on, or conditions to, its transfer or assignment. The remainder of the Total Assets are also in good operating condition and repair, ordinary wear and tear excepted, and are free and clear of any material defects or any restrictions on, or conditions to, their transfer or assignment. The Total Assets have been properly maintained and have been repaired or replaced when necessary. There has been no material change in the condition of any of the Assets since each item was inspected by a representative of Buyer.

Company´s assets are not given in pledge or in possession of any third parties or creditors. All assets are free of debt and charge.

Company does not own any shares in, or securities of, any other body corporate, and is not a partner of any partnership, or member of any joint venture or other business association.

(c) Legal Requirements. Company and Seller each have the power to own their respective assets and to carry on the Business, are duly qualified to carry on business in Switzerland, and hold all required licenses, permits, approvals and authorizations for carrying on the Business. Company does not own or lease any property or conduct any business in any state or jurisdiction other than Switzerland or any other jurisdiction where it has relevant connection. Company has complied with all applicable federal, state or local statutes, laws and regulations including, without limitation, any applicable building, zoning or other law, ordinance or regulation affecting the Total Assets, or the operation of the Business. Seller has the right, power, legal capacity, and authority to enter into, and perform Seller's obligations under, this Agreement.

Company is not in default or breach of, and there exists no state of facts which after notice or lapse of time, or both, would constitute a default or breach of, any of the material contracts. All of the material contracts are in good standing.

The consummation of the transactions contemplated by this Agreement will not result in or constitute any of the following: (i) a breach of any term or provision of this Agreement, or of any law, regulation or ordinance; (ii) a default or an event that, with notice or lapse of time or both, would be a default, breach or violation of the articles of incorporation or bylaws of Company or of any lease,

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license, promissory note, conditional sales contract, commitment, indenture, mortgage, deed of trust or other agreement, instrument or arrangement to which any of Seller or Company is a party, or by which any of them, or the property of any of them, is bound; (iii) an event that would permit any party to terminate any agreement, or to accelerate the maturity of any indebtedness or other obligation of Company; or (iv) the creation or imposition of any lien, encumbrance or restriction of any nature in favor of a third party upon or against Company, the Shares or any of the Total Assets.

All material transactions of Company have been promptly and properly recorded or filed in the appropriate books and records.

(d) Ordinary Course of Business. The Business has been carried on in the ordinary course and Company has not entered into any material agreements or commitments other than in the ordinary course of the routine affairs of the Business. Without limiting the generality of the foregoing, except in the ordinary course of the routine affairs of the Business or as disclosed in this Agreement, Company has not: (i) made or authorized any payment to any officers, directors, employees or other persons, including the payment of any personal expenses of Seller, except at the regular rates of salary, bonus or other remuneration payable to them as of the Inspection Date; (ii) paid or authorized any dividends or other distributions on, or payments in respect of, any of their shares or securities; (iii) made any loan or advance to any person; (iv) subjected any of the Assets to any mortgage, deed of trust, lien, pledge, conditional sales contract, security interest, lease, encumbrance or charge; (v) sold, leased or otherwise transferred or disposed of any of the Assets; (vi) modified, amended or terminated any agreement, or waived or released any rights under any agreement; (vii) incurred any debt, obligation or liability of any nature, whether accrued, absolute, contingent or otherwise; (viii) issued or sold, other than to Buyer, any equity or debt security; (ix) made any changes or amendments to the Articles of Incorporation or Bylaws of Company; or (x) authorized or agreed to do any of the matters described in the preceding clauses (i) through (ix).

Company has not experienced, nor is Seller aware of any occurrence or event which has had, or might reasonably be expected to have, a materially adverse effect on the financial condition, business, assets or prospects of Company.

(e) Insurance. Company maintains insurance in such amounts, and in respect of such risks, as are prudent for the Business.

(f) Claims and Litigation. There is no claim, suit, action, arbitration, governmental inquiry, Tax injunction, consent decree or legal, administrative or other proceeding existing, pending, or threatened against or relating to Company, or to Company's financial condition, or to the Business, or any of the Total Assets, nor does Seller know of, or have reasonable grounds for, believing that there is any basis for any such action, arbitration, proceeding or inquiry.

(g) Financial Statements. The financial statements of Company, attached as part of **Exhibit A** and made a part hereof, are true and correct in every material respect, have been prepared in accordance with generally accepted accounting principles consistently followed by Company throughout the periods indicated, present fairly the financial position of Company as of the respective dates of the balance sheets included in the financial statements and the results of its operations for the respective periods indicated, and do not include or omit to state any fact which renders such financial statements misleading. Except as and to the extent shown or provided for in such financial statements, Company has no liabilities or obligations (whether accrued, absolute, contingent or otherwise) which might be or become a charge against the Assets.

All financial and other information provided by Seller to Buyer and its representatives to date is true and correct in every material respect, and no extraordinary events of any nature have in any way affected such information or the Business. There are no additional sets of books, duplicate sets, "second sets" or other documents or records of the Business kept by Seller or Company

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which purport to show the financial status of the Business and that have not been delivered to or inspected by Buyer.

(h) Audit and Due Diligence. Seller acknowledges that the Buyer will perform at the Buyer's expense a formal audit and due diligence of the financial and legal information of the Company within the SEC standards for years 2017 and 2018 ("**Audit**" and "**Due Diligence**"). A detailed list of all assets and liabilities up to the date of the Signing Date shall be included in **Exhibit E** and **Exhibit F** respectively.

In order to start the Audit and the Due Diligence, Seller must provide with all accountable information. Seller commits to deliver the accountable information specified in **Exhibit L** in accordance with the SEC standards, within reasonable time after Signing Date.

(i) Taxes and Unemployment Compensation. There are no special charges or levies, taxes, unemployment compensation contributions, penalties or interest that form or might form a charge or encumbrance on the Total Assets, or that may become payable by Company or Buyer as a result of, or in connection with, any event that has occurred to the date of this Agreement.

(j) All Accounts Paid. All account billings which have been received by Company or Seller for work, labor or materials in connection with the Total Assets or the Business have been paid in the ordinary course of the routine affairs of the Business.

(k) Liabilities. All liabilities are listed in **Exhibit F**, along with a list of the payable accounts to carriers and their expiration date. It is expressed in **Exhibit F** the conditions of payment of such liabilities or if so, if there are payment agreements for those liabilities.

(l) Contractual Arrangements. Company does not have any contracts, agreements, undertakings or arrangements, whether oral, written or implied, with lessees, licensees, managers, accountants, suppliers, agents, officers, distributors, directors, lawyers, or other third parties, which cannot be terminated on a reasonable period's notice.

(m) Employment Matters. (i) Company is in compliance with all Swiss federal, state and local laws, ordinances and regulations respecting employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labor practice. Company is not, and has never been, a party to any profit sharing, retirement, pension or similar plans, or other deferred compensation plans affecting the Business, except as disclosed on **Exhibit C**, attached hereto and made a part hereof. Company is not now, nor has it ever been, a party to any union contract or collective bargaining agreement with any labor union or other association of employees and, to the best of the knowledge of Seller, no attempt has been made to organize or certify the employees of Company as a bargaining unit. Company is not a party to, nor bound by, any written or oral employment, advisory or consulting agreement other than those terminable at will by Company. All employment benefits of Company in place, including without limitation, any insurance plans are disclosed on **Exhibit C**; (ii) to the knowledge of Seller, Company has never been fined or otherwise penalized by reason of any failure to comply with the Swiss immigration laws, nor, to the knowledge of Seller, is any such proceeding pending or threatened; (iii) **Exhibit C**, attached hereto and made a part hereof, contains a list of all employees of Company, their wages and other remuneration of every kind, including current year vacation pay earned to date, accrued sick leave, and the date and amount of the latest wage increase of each such employee. There has been no hiring of new employees or termination of existing employees, voluntary or otherwise, by Company since the Inspection Date; (iv) Ralf Köhler, CEO / COO of Company; Helmut Stricker, Sales Director of Company; and Dr. Dinah Köhler, Administration Director and Member of the Board, their current employee agreements are fully disclosed in **Exhibit C.**

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(n) Tax Matters.

(i) Each of the returns required to filed by Company on or before the Closing Date (the "**Company Returns**") with respect to any income, franchise, sales, property, employment or any other tax or governmental charge (or by Seller with respect to Company or its operation) with any governmental body; (1) has been timely filed (including any extensions); and (2) has been prepared in compliance with applicable law.

All amounts, whether or not shown on the Company Returns, due on or before the Closing Date have been paid, except to the extent such amounts are being contested in good faith by the Company or are properly reserved for on the books or records of the company, as provided to the Buyer. All taxes that Company has been required to collect or withhold on or before the date of this Agreement have been duly collected or withheld, and to the extent required when due, have been duly paid to the proper governmental body. Company has delivered, or made available to Buyer, correct and complete copies of all Company Returns, examination reports and statement of deficiencies assessed against or agreed to by Company. True and correct copies of the Company Returns for 2015, 2016 and 2017 are attached hereto as part of **Exhibit J** and made a part hereof.

(ii) Except as otherwise disclosed to Buyer, there has not been any audit of any Company Return by any governmental body. No audit of any such Company Return is in progress, and neither the Company nor Seller have been notified in writing by any governmental body that any such audit is contemplated or pending. No extension of time with respect to any date on which a Company Return was required to be filed by the Company is in force and now waiver or agreement by or with respect to Company is in force for the extension of time for the payment of any taxes.

(iii) Company is not a party to any agreement with any third party relating to allocating or sharing the payment of, or liability for, taxes.

(o) Accounts Receivable. The Receivables shown in the books of Company are good and collectible, except for normal trade accounts which may become uncollectible in the ordinary course of business.

(p) Banks and Financial Institutions. The names and locations of all banks and other financial institutions at which Company has any accounts or safety deposit boxes, the numbers of such accounts, and the names of all persons authorized to draw thereon or have access thereto are set forth on **Exhibit A**, attached hereto and made a part hereof.

(q) Full Disclosure. None of the representations and warranties made by Seller, or made in any document, exhibit, certificate, memorandum or in any information of any kind furnished, or to be furnished by Seller, or on Seller's behalf, contains or will contain to the best knowledge of the Seller any false statement of a material fact.

(r) Brokers. There are no brokers, salesmen or finders involved in this transaction. If a claim for brokerage commission in connection with this transaction is made by any broker, salesmen or finder claiming to have dealt by, through or on behalf of one of the parties hereto ("**Indemnitor**"), Indemnitor shall indemnify, defend and hold harmless the other party hereunder ("Indemnitee") and Indemnitee's officers, directors, agents and representatives, from and against any and all liabilities, damages, claims, costs, fees and expenses whatsoever, including reasonable attorneys' and paralegals' fees and costs up through and including all trial and appellate levels with respect to said claim for brokerage. The provisions of this Paragraph 4(q) shall survive Closing or any cancellation or earlier termination of this Agreement.

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(s) Anti-Corruption. Neither the Company, nor any of its officers, shareholder, directors, agents or employees, acting on its behalf has: (i) made or offered to make any illegal payment to any officer or employee of any governmental agency or body, or any employee, customer or supplier of the Company, or (ii) accepted or received any unlawful contributions, payments, expenditures or gifts and not proceedings have been filed or commenced alleging any such payments. None of the officers, shareholders, directors, agents or employees of company are a governmental official.

(t) Intellectual Property. **Exhibit H** sets forth a complete list of all IP Rights used, held for use or owned by Company (the "**Intellectual Property**") and a true correct and complete list of all licenses, softwares, platforms, data, back up or similar agreements or arrangements to which Company is a party, either as licensee or licensor with respect to the Intellectual Property. Company is the sole and exclusive owner of all of the Intellectual Property.

Neither Company nor Seller have knowledge of nor received notice of any claim or basis for a claim against it that any of its operations, activities, products or publications infringes on any Intellectual Property right or other property right of a third party, or that it is illegally otherwise using the trade secrets or any property rights of other.

Company owns all right, title and interest to any custom or proprietary software and telecommunications programs used in the conduct of its property rights of any third party. Company uses all of its software for its intended use and complies with applicable law. Company has no obligation to refund any fees for any products or services sold to any third party.

(u) VAMP. Seller has a technological platform called VAMP, which is a functional technological unit that includes software development, servers, collocation agreements, links and a group of technicians that provide technical support to the platform. The VAMP payment conditions, equipment, collocation, warranties and specifications are fully disclosed in **Exhibit G.** The providers service conditions, as well as their resumes are specified in **Exhibit G.**

Seller has a debt with Swissphone Wireless AG for the VAMP platform for the amount of FOURTY THOUSAND SWISS FRANCS (CHF 40,000). Payment terms and conditions are established in the SPA attached in **Exhibit G**, according to which the VAMP Purchase Price (as defined in the SPA) shall be paid by the Seller in ten installments in the amount of CHF 4'000.00 each, beginning six months after Closing to Swissphone Wireless AG. Upon full payment of the VAMP Purchase Price, the Seller shall grant to the Company a license to use any software, licenses and rights of any nature pertaining to the VAMP software for an unlimited period of time. The one-time license fee shall be CHF 40'000, payable to the Seller. Payable according the installments the seller has to pay them to Swissphone Wireless

The Parties hereby agree that the Company invests up to SIXTY THOUSAND SWISS FRANCS (CHF 60,000) to make a software upgrade into the VAMP within the following 6 months after the closing date. In the meantime the Buyer will offer to the Company the service of upload rates and invoices into the VAMP using the current Buyer infrastructure.

(v) Operating Licenses. Company is the holder of an active Swiss Telecommunications License specified in **Exhibit B.**

(w) Swisscom Interconnection. Company maintains a functional and active interconnection with the Telecommunications Provider SWISSCOM AG through an interconnection agreement with Swissphone Wireless AG. Company and Swissphone Wireless AG shall maintain in full force the exploitation and use agreement of such interconnection at least until December 31st 2021. This exploitation and use agreement is disclosed in **Exhibit D.**

The commercial conditions, interconnection networks, invoices status and disputes status are specified in **Exhibit D**, as well as the clause of the share purchase agreement between Swissphone Wireless AG and the Seller dated 23rd October 2018 ("**SPA**"), where Swissphone Wireless

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allows the Company to use the interconnection with Swisscom and the purchase right for ONE SWISS FRANC (CHF 1).

It is also attached in **Exhibit D** an invoice from Swisscom AG to Swissphone Wireless AG where it is clearly identified the charges that correspond to the Company, and for which the Company must answer.

(x) Business Continuity. None of the software, computer hardware (whether general or special purpose), telecommunications capabilities (including all voice, data and video networks) and other similar or related items of automated, computerized and/or software systems and any other similar or related items of automated, computerized and/or software systems and any other networks or systems and related services that are used by or relied on by Company in the conduct of its businesses (collectively, the "**Systems**") have experienced bugs, failures, breakdowns or continued substandard performance in the past twelve (12) months that has caused or reasonably could be expected to cause a materially adverse effect to the Business.

6. COVENANTS OF SELLER.

(a) Financial and Other Information. Seller covenants that Seller will do or will cause to be done the following: (i) make available to Buyer as soon as practicable, all books, accounts, records and other financial and accounting data of Company (including all available financial statements for the past five fiscal periods); and (ii) make available to counsel for Buyer as soon as practicable, all charter documents, minute books and other corporate records and all documents of title and related records of Company.

(b) By laws. Seller covenants that will amend, modify or change at the expense of the Company the by laws of the Company in case it is necessary or required by the Buyer, in order to guarantee the Company's corporate government. The actual by laws of the Company are disclosed in **Exhibit A**

(c) Ordinary Course of Business. Seller will ensure that to the Closing Date, Company will: (i) conduct the Business only in the ordinary course; (ii) not sell, alienate, indebt, distribute dividends of the Company, shares, assets or bank accounts, without the express authorization of Buyer; (iii) make no increase in the compensation payable to, or agreements with, any employee or agent by which Buyer or Company is bound; (iv) not make any commitment on behalf of Buyer or Company by which Buyer or Company is bound to any third party, including, without limitation, a commitment to hire any person as an employee; (v) use Seller's best efforts to keep the business organization of Company intact, and to keep available to Buyer the services of the present employees, and to preserve for Buyer the goodwill of the Business, suppliers, customers and dealers, and others with which Seller and Company have business relations; and (vi) make no announcement or disclosure of the prospective purchase and sale contemplated by this Agreement without consultation and coordination of such announcement with Buyer. All parties will use their best efforts to attain a favorable public relations posture and response in the community, and to retain the goodwill of the Business pending, during and after closing

(d) Litigation. Seller will be fully responsible for all losses, damages, expenses, liabilities, attorneys' fees, claims or demands whatsoever suffered or incurred by Buyer or Company as a result of any litigation or threatened litigation arising from matters that occur on or before the Closing Date.

(e) Company Records and Minute Books. On the Closing Date: (i) the minute books of Company will contain accurate and complete minutes of all meetings and proceedings of the directors, any committee appointed by the directors, and of the shareholders of Company since the date of its incorporation, and all waivers, notices and other documents required by law to be contained in such books; (ii) all resolutions contained in the minute books will have been duly passed and all meetings referred to

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above duly called and held; (iii) the records of Company concerning share certificates and share registers will be complete and accurate; and (iv) Company will be in good standing under the laws of Switzerland and will have passed all resolutions necessary to approve and effect the transaction contemplated by this Agreement.

(f) Title to the Assets. Company will hold good and marketable fee simple title to Assets and Seller will hold good and marketable fee simple title to the Additional Assets up to and on the Closing Date, and save and except for liens and encumbrances securing the assumed bebt, the Assets will on the Closing Date be free and clear of all mortgages, liens, leases, pledges, charges, encumbrances, equities, easements, rights of way, covenants, conditions, restrictions or claims of every nature and kind whatsoever, except for the "**Permitted Exceptions**" (as hereinafter defined) or as disclosed in this Agreement.

(g) Goodwill. Seller agrees to do everything within Seller's ability to protect the ongoing goodwill of Company and the Business both before and after the Closing Date.

(h) Consents. Seller will diligently take all reasonable steps required to assure that Company's licenses are not affected by the sale of the Shares to Buyer In addition, Seller will diligently take all reasonable steps required to obtain, prior to the Closing Date, all consents to the assignment, transfer, conveyance or other disposition of the Additional Assets to Buyer where such a consent is required. Buyer will use its best efforts to assist in the obtaining of all such consents.

(i) Further Assurances. After the Closing Date, Seller will, at the expense of Buyer, execute and do all such further deeds, acts, things and assurances that may be requisite in the opinion of counsel for Buyer for more perfectly and absolutely assigning, transferring, assuring to and vesting in Buyer title to the Additional Assets, save and except for liens and encumbrances securing the assumed debt, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, equities or other claims of every nature and kind whatsoever, except as disclosed in this Agreement and its exhibits, and for carrying out the intention of, or facilitating the performance of, the terms of this Agreement.

(j) Insurance. Seller will up to and including the Closing Date maintain in full force and effect the existing policies of insurance of the Total Assets. The Business and the Total Assets will remain at the risk of Seller to the Closing Date. In the event of loss, Buyer may elect to complete the purchase of the Shares, or may cancel this Agreement and any monies paid to Seller will be returned to Buyer. Seller will cause Company to terminate coverage of the insurance policies of Company as of 12:01 a.m. of the day following the Closing Date.

(k) Distributions. The Seller will not do any cash distributions, nor any other kind, before closing date for purpose of dividends

(l) Seller's Release. Seller for Seller, Seller's heirs, successors and assigns, releases and forever discharges Company and all of its affiliates, and its respective successors and assigns, of and from all claims and causes of action known or unknown, accrued or unaccrued, that Seller has or may have against any of them including, without limitation, all claims for past wages and all claims for compensatory, exemplary or punitive damages for any cause arising on, or prior to, the Closing Date.

(m) Management Agreements. Within a period of NINETY (90) days after the Closing Date under separate agreements, A "**New Management Agreement**" shall be subscribed with the current and new members of the management team. This Management Agreement should be construed taking into consideration the responsibilities, job conditions, salaries, non-competition clause, and any other benefits of each one of the member of the management team, and the termination terms. This Management

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Agreement will include Mr. Ralf Köhler as current CEO & COO of the Company, Helmut Stricker as Sales Director, and Dr. Dinah Köhler, Administration Director. These New Management Agreements shall have a duration of THREE (3) years, with renewals of TWO (2) years each period if neither party notifies the desire not to renew, at least SIXTY (60) days before renewal. In any case, for Mr. Ralf Kohler the first renewal of TWO (2) years is guaranteed as for this moment. All Sr. Management will be subject to a non-compete agreement.

(n) Certificate of Closing. Seller agrees to provide Buyer, on the Closing Date, with a certificate dated the Closing Date certifying that all representations and warranties contained in this Agreement are true and correct as of the Closing Date, and that Seller has performed and complied with all agreements, warrants and conditions required by this Agreement to be performed or complied with by Seller ("**Closing Certificate**").

(o) Swissphone Wireless Settlement. Seller covenants that a settlement agreement was signed with the previous shareholder of the Company, Swissphone Wireless AG, and that the only liability is the amount of CHF 118.559,55 value at the date of December 31, 2018, whereas CHF 50.647,00 (insurance case "Moonstar") and CHF 36.973,00 (insurance case "Hayo") are covered by insurance companies. The net remaining liability in the amount of CHF 30'939.55 is secured by the clients receivable accounts, whereby the Company receives the collection from clients and retains 50% from the collection until the collection reaches the total amount of CHF 30,939.55 in order to discharge the liability, as disclosed in the settlement agreement attached as **Exhibit K**.

(p) Lorymo AG. Seller covenants that there are no liabilities existing with Lorymo AG, all pre-existing liabilities have been settled.

7. **COVENANTS OF BUYER.**

(a) Indirect Partial Liquidation. The Buyer shall indemnify the Seller on a franc-for-franc basis for any income taxes (federal, cantonal, and municipal) due by such Seller (including reasonable advisers' fees and costs of investigation and proceedings) resulting from any action of the Buyer or the Company that would result in a re-qualification of the tax free capital gain made by the Seller in connection with the sale of the Shares into taxable income in accordance with the applicable Circular (*Kreisschreiben Nr. 14, Verkauf von Beteiligungsrechten aus dem Privat- in das Geschäftsvermögen eines Dritten*) of the Federal Tax Authority dated November 6, 2007 (as amended from time to time).

The Buyer undertakes to fully impose its obligations under this clause 7(a) on any third party which acquires shares in the Company or parts of the business of the Company in a way which enables such third party to cause an indirect partial liquidation as set out in this clause 7(a)

Before any action is executed which implies the risk of triggering an indirect partial liquidation as set forth in this clause 6 (a), the parties shall mutually agree on such action and/or shall obtain pre-clearance by a tax ruling from the competent authorities.

(b) No Claims against Directors. Other than for claims due to fraud, willful misrepresentation or intent or gross negligence, the Buyer covenants and undertakes to the Seller that it shall not make any claim and shall cause the Company not to make any claim (i) against any director or officer of the Company in connection with his or her acts or omissions in such capacity before the Closing Date, and (ii) against the Seller in connection with the Seller's capacity as a direct or indirect shareholder of the Company until the Closing Date.

Promptly following the Closing, the Buyer shall cause (i) the Company to call and hold an extraordinary shareholders' meeting, and (ii) a resolution to be passed at such extraordinary meeting granting unconditional discharge to the directors and officers of the Company for their acts or omissions as directors and officers of the Company before the Closing Date (the "**Discharge**"), other than

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for claims due to fraud, willful misrepresentation or intent or gross negligence.

Granting of Discharge to the directors and managers of the Company shall be repeated on the occasion of the next ordinary shareholders' meeting of the Company following the Closing and any further ordinary shareholders' meeting or equivalent meeting covering the period until Closing Date.

A copy of each resolution of the shareholders of the Company granting Discharge shall be delivered to the Seller within TEN (10) Business Days after the date of the relevant meeting.

8. **BOARD OF DIRECTORS.** The parties agree that a Board of Directors will be established, which will have at least THREE (3) members, whereas the Board of Directors will be responsible for setting the direction of the company. The members responsibilities will be established in the by laws, so the Company will have a corporate governance that meets the requirement to be a subsidiary of a company publicly listed in US Market. The members of the Board of Directors will be as follows:

- Leandro Iglesias, Chairman;
- Ralf Köhler, Member and Delegate;
- Alvaro Quintana, Member and Secretary.

9. **RESPONSIBILITY OF KEY EMPLOYEES.** The Parties mutually agree on issuing an internal Organizational Regulation of the Company, that will form part of the New Management Agreements within a reasonable time after Closing, which governs, *inter alia*, the following aspects:

(a) Definition of key employees;
(b) Roles and responsibilities of key employees;
(c) Competencies of key employees and Board of Directors;
(d) Reporting duties.

It is understood that the Company is being acquired on the basis of the budget for 2019 and 2020, as is documented in Annex M. The key employees are the responsible for the achievement of that budget.

10. **SURVIVAL OF REPRESENTATIONS.** The representations, warranties, covenants and agreements by Seller in this Agreement and its exhibits, or documents delivered pursuant to the provisions of this Agreement or in connection with the transactions contemplated by it will be true at and as of the Closing Date as though made at that time. Notwithstanding any investigations or inquiries made by Buyer prior to the Closing Date or the waiver of any conditions, the representations, warranties, covenants and agreements of Seller will survive the Closing Date and, notwithstanding the closing of the transaction of purchase and sale provided for in this Agreement, will continue in full force and effect.

11. **INDEMNITY.** Seller agree to reimburse Buyer and to indemnify and hold Buyer harmless from and against any and all losses, damages, expenses, liabilities, claims or demands whatsoever suffered or incurred by Buyer or Company resulting or arising from: (i) any breach of, or misrepresentation in, the representations, warranties and covenants of Seller and/or Principal contained in this Agreement and its exhibits or in the documents delivered pursuant to the provisions of this Agreement or in connection with the transactions contemplated by this Agreement; and (ii) any and all liabilities and obligations whatsoever whether accrued, absolute, contingent or otherwise, relating to the operation of the Business prior to the Closing Date.

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12. **EXCLUSION OR LIMITATION OF LIABILITY.** The Seller shall have no obligation to pay any amounts as a result of breaching representations and warranties or covenants, unless the amount of an individual claim (or the aggregate amount of several claims arising from the same event or the same circumstances) exceeds CHF 20,000.00 (a "**Qualifying Claim**") and the aggregate amount of the Qualifying Claims of the Buyer collectively exceeds CHF 100,000.00 ("**Deductible**"), in which case the Sellers shall be obliged to pay the Qualifying Claims only to the extent that the Qualifying Claims exceed the Deductible. In any case the liability of the Seller shall be limited to hundred percent (100%) of the Company Purchase Price.

13. **SALE OF iQSTEL SHARES | RESTRICTION | BALANCING**

The shares of iQSTEL received by the Seller can only be sold after 6 months after date of reception according to Rule 144 promulgated under the Securities Act of 1933. Hence, the iQSTEL Shares may only be sold by the Seller after 6 months after Closing Date ("**Selling Time**"). If at Closing Date the market price of the iQSTEL Shares is below 2.40 US$ per share, Buyer shall validly transfer additional shares in Buyer to the Seller until Seller has a total amount of 450,000 US$ in value.

If the Seller decides to keep the iQSTEL Shares for another 6 months after Selling Time (i.e. between 6 and 12 month after Closing Date), the Seller has the right to ask Buyer at the end of such additional 6 or 12 months period once again to validly transfer additional shares in Buyer, if the market price is below 2.40 US$ per share at that time, until Seller has a total amount of 450,000 US$ in value.

14. **ACQUISITION RIGHTS OF THE PARTIES | TAG ALONG RIGHTS:**

(a) In case of bankruptcy or economic unviability, i.e. as soon as the Buyer is required by applicable law to establish restructuring measures, the Seller shall have right to buy back 51% of the shares in the Company at US$ 1,00.

(b) From 365 days after the Closing Date any of the Parties may start the execution of the sale of 49% of the shares owned by Seller. The valuation mechanism for the 49% will be 8 x EBITDA in the last quarter, or the 2 x EBITDA in the last calendar year, or 750,000 US$, whichever is higher. In any case, this purchase and sales operation requires the Company to settle, if it has not done so before, the outstanding loan in the amount of US$ 200,000 as documented in **Exhibit I** and in any case the sale of Seller´s shares does not imply at all the termination of employment agreement.

(c) If Buyer receives an offer to sell its participation in the Company, Buyer is obliged to offer to the Seller at the same terms, so that the Seller can acquire 51% of the shares in the Company under those same conditions. Furthermore, in any case, the Seller will have the right to demand from Buyer that the potential third party buyer must also buy 49% of the shares of Seller, based on the same valuation offered to the Buyer.

(d) If Seller receives an offer of acquisition from a third party of its 49%, the seller must present it to the Buyer and give it a minimum period of 60 days, so that the Buyer may meet that offer, and thus the Buyer may acquire that 49%. This clause of acquisition may only be executed if the execution of letter b) of this clause has not been initiated.

15. **PRE EMPTION RIGHT OF BUYER.** As indicated above, before consummating a sale of the shares owned by the Seller to a third party, the Seller first has to offer such shares in writing to the Buyer at the same price and conditions as to the potential purchaser. The Buyer may, within SIXTY (60) days after receipt of the written offer, decide to purchase the shares. If the Buyer does not notify the Seller in writing of a decision to purchase the shares offered within such SIXTY (60) days period, the Seller is free to sell the shares to the potential purchaser

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16. **TERMINATION CONDITIONS.** Once this purchase agreement is signed, Seller is obliged to sell and Buyer agrees to buy, and can only terminate this agreement if:

(a) Buyer or the Company is economically unviable, or is declared bankrupt.

(b) If during the Due Diligence or the Audit process, prior to file 8-K, some information is detected that causes a material impact on the valuation of the Company or that implies a violation of a US or Swiss law, Buyer may terminate the acquisition of the Company, and demand the return of the amounts paid until then, if so those amounts must be paid within a maximum period of SEVEN (7) days.

(c) If the Parties mutually agree at any time to terminate the acquisition process. In this event, Seller must return to Buyer the amounts received up to that moment, within a maximum period of SEVEN (7) days.

17. **INDEMNIFICATIONS.**

(a) Upon with the previous causes of termination, there will be no compensation or penalty.

(b) If Buyer is late in any payment due more than FIFTEEN (15) days, Seller may impose a 20% penalty on the amount of the late payment, and may also apply a monthly interest rate of 2% for late payment.

(c) If Buyer is late in any payment due more than NINETY (90) days, Seller may consider the acquisition process as terminated, and may retain 50% of the amounts paid at that time for harm and damages, and the rest must be returned to Buyer within a maximum period of SEVEN (7) days.

18. **CONDITIONS PRECEDENT TO CLOSING.** The completion of the transaction contemplated by this Agreement is subject to: (i) Buyer obtaining approval to proceed from its Board of Directors, and any necessary third-party consents; (ii) satisfactory completion of a Due Diligence review, by Buyer (including review of the financial statements and the other reports or audits referred to in this Agreement) within THIRTY (30) days from the date of the beginning of the Due Diligence as declared solely by the Buyer (Each Party pays for own expenses). These provisions or any of them may be removed by Buyer and are solely for its benefit. If the conditions are not satisfied and Buyer terminates this Agreement, then the Deposit, plus interest, if any, shall be returned to Buyer.

Company will be delivered with normal levels of working capital, defined as current assets (except cash) minus current liabilities forecasted for the following 12 months, based on average levels of working capital for the 3 months preceding the closing.

Company has prepared all accounting information in accordance with SEC standards in such manner that the Audit may be performed within THIRTY (30) days after The End of the Due Diligence.

The Due Diligence must have been terminated; the SEC audit must have been completed and Buyer must have the 8-K file ready. Once approved by the accountant, auditor and lawyer of Buyer, just waiting for the Closing Date, the payment of the remaining amount for the acquisition must be made, receiving the shares in transfer, and all documentation stated in clause 19 indicated in the Closing Documents clause.

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19. CLOSING DOCUMENTS.

(a) Delivery of Closing Documents by Seller. On the Closing Date, Seller will deliver to Buyer or its counsel the following, in form and substance satisfactory to Buyer and its counsel: (i) the originals of the assignment declarations to effect the transfer of 51% of the Shares to the Buyer, duly signed by the Seller; (ii) the combined duly signed share register and beneficial owner register of the Company evidencing the Buyer's entry as the holder of 51% of the Shares with full voting rights and the beneficial owners in original form; (iii) a resolution of the Board of the Directors of the Company by which the sale and transfer of 51% of the Shares is approved and pursuant to which the Buyer is entered into the share register of the Company as the owner of 51% of the Shares, in original form; (iv) the minutes of the meetings of the Board of Directors and the Annual Shareholders Meeting of the Company of the last three years (if available); (v) the Closing Certificate; (vi) certificate of good standing of Company issued by the Commercial Registry Office of the Canton of Zurich; (vii) executed resignations, effective as of the Closing Date, of officers and directors of Company, in particular Dr. Dinah Köhler, as mutually agreed by the Parties; (viii) the Employment Agreements; and (xiii) Deed of Assignment regarding 51% of the Shareholder Loan; (xiv)all other documents, acts, things and assurances as may be required in the reasonable opinion of the attorneys for Buyer for insuring that all of the transactions contemplated by this Agreement are carried out to the fullest extent possible.

(b) Delivery of Closing Documents by Buyer. On the Closing Date, Buyer will deliver to Seller or its counsel the following, in form and substance satisfactory to Seller and its counsel: (i) the originals of the assignment declarations to effect the transfer of 187,500 of iQSTEL Shares to the Seller, duly signed by the Buyer; (ii) the combined duly signed share register and beneficial owner register of Buyer evidencing the Seller's entry as the holder of 187,500 of iQSTEL Shares with full voting rights and the beneficial owners in original form; (iii) further documents as required under the applicable law to complete valid transfer of title of iQSTEL Shares.

20. CLOSING AND GENERAL.

(a) Date and Time of Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Shares will be completed at closing (the "**Closing**") to be held at 10:00 a.m. local time, time and date (the "**Closing Date**") as will be agreed upon in writing between the parties or their respective attorneys, whereas the parties agree that this date will be as soon as possible but should not be later than 90 days after Signing Date.

(b) Place of Closing Date. The Closing will take place at a venue to be mutually agreed by the parties.

(c) Communications. All communications required to be given will be in writing and will be deemed to have been properly given if transmitted by E-Mail or delivered to the address of the party directly by U.S. Mail or Federal Express or other nationally recognized overnight courier service, and will be deemed to have been received, upon the date of delivery or transmission. Such communications will be sent to the following addresses:

Seller: Ralf Köhler
Neuhausweg 5
8810 Horgen
Switzerland
E-Mail: ralf.koehler@swisslink-carrier.com

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Buyer : iQSTEL INC
300 Aragon Ave, Suite 375
Coral Gables, Florida 33134
United States
Attention: Leandro Iglesias
+1(786)735-3700
+34(638)159301
E-Mail: ceo@iqstel.com

(d) Applicable Law. This Agreement will be deemed to be a contract made under the laws of the State of Florida and for all purposes will be governed by and interpreted in accordance with the laws prevailing in the State of Florida, without regard to principles of conflict of laws. Venue shall be state and federal courts located in Miami Dade County, Florida. The Company and this agreement has to fulfilment all the laws and regulations of the publicly listed companies in US.

(e) Inurement. This Agreement will inure to the benefit of and be binding upon the parties, their heirs, administrators, successors and assigns.

(f) Counterparts. This Agreement may be executed in several counterparts, each of which when so executed will be deemed to be an original and which will together constitute the one and the same agreement; and it will not be necessary in proving this Agreement to produce or to prove more than one such counterpart.

(g) Severability. If a court of competent jurisdiction should find any term or provision of this Agreement to be unenforceable and invalid by reason of being overly broad, the parties agree that the court shall limit the scope or duration of such provision to the maximum enforceable scope or duration allowed by law. Any term or provision deemed by a court of competent jurisdiction to be unenforceable and invalid for any other reason shall be severed from this Agreement, and the remainder of this Agreement shall continue in full force and effect.

(h) Legal Fees and Costs. In the event of any disputes or controversies arising from the Agreement or its interpretation, the prevailing party shall be entitled to recover its attorneys' and paralegals' fees and costs from the non-prevailing party, up through and including all trial, appellate and post-judgment proceedings. Each Party will pay its own fees and expenses (including legal, accounting, investment banking and financial advisory fees and expenses) incurred in connection with the negotiation and execution of this Agreement.

(i) Confidentiality. The parties agree that from and after the date of this Agreement, none of the terms and conditions of this Agreement or any other agreement entered into by the parties or their affiliates, will be disclosed to any third party other than attorneys, accountants, Buyer's lender and other professionals advising the parties in connection with the contemplated transaction, without the prior written consent of the other party. The parties further agree that any information exchanged in connection with the transaction contemplated by this Agreement is proprietary to the disclosing party, and confidential in nature and it will be treated as such by the receiving party unless such information is or becomes a matter of public record.

(j) Relation to Previous Agreements. This Agreement (including its appendices) constitutes the entire understanding and agreement between the Parties and supersedes and merges all prior agreements, promises, understandings, statements, representations, warranties, indemnities and covenants, whether written or oral with respect to the subject matter hereof.

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(k) Entire Agreement. This Agreement, including the exhibits and any other documents referred to herein, constitutes the entire agreement and understanding among the Parties with respect to the subject matter hereof, and shall supersede all prior oral and written agreements, understandings or undertakings of the Parties.

(l) No Assignment. Neither Party shall assign this Agreement or any rights, claims, obligations or duties under this Agreement without the prior written consent of the other Parties.

(m) Tax Gross-Up. All payments to be made by the Buyer to the Seller shall be made free and clear of and without deduction, unless the tax deduction is required by law. If a tax deduction is required by law to be made by the Buyer, the amount of the payment due from that Party shall be increased to an amount which (after making any tax deduction) leaves an amount equal to the payment which would have been due if no tax deduction had been required.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

Witnesses:

Buyer:
iQSTEL INC.

By:________________________
Printed Name: Leandro Jose Iglesias
Title: President & CEO

Seller:

By:________________________
Printed Name: Ralf Köhler

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